Exhibit 99.1

Press Release	Source: Next, Inc.

Next Inc. Announces Third Quarter Earnings
Wednesday, October 6, 2004

Sales Increase 31.5%, Earnings Increase 36.9%

CHATTANOOGA, TENN. --(BUSINESS WIRE) – Wednesday October 6, 2004--Next Inc. (OTCBB:NXTI - News) an emerging leader in the sportswear and promotional products industry today announced its results for the fiscal third quarter ended August 31, 2004 and expectations of record revenue for the fourth quarter of the fiscal year.

Net sales rose 31.5% to $6,059,394 for the three months ended August 31, 2004 compared to $4,608,648 for the three months ended August 31, 2003. Gross profit increased to $1,799,892 compared to prior year of $1,410,549. Net income rose 36.9% to $109,673 for the three months ended August 31, 2004 compared to $80,120 for the three months ended August 31, 2003.

Chuck Thompson, CFO stated, “We are very pleased with the quarter’s results.  We are seeing the benefits of our efforts earlier in the year to dramatically expand our sales network and restructure the Company’s financial infrastructure. In August, we had higher revenue than any month in the Company’s history.”

Bill Hensley, CEO stated, “The third quarter growth was the result of planned sales efforts which we believe should deliver record revenue in the fourth quarter. We are diligently working to close the previously announced acquisition of Choice International, which will add significant revenue and earnings to fiscal year 2005. In addition, we continue to focus on building our license portfolio as evidenced by the recent Chrysler® license announcement. We expect to announce more license agreements in the foreseeable future”

Hensley further commented “We continue to seek significant synergistic, accretive acquisitions to supplement our strong organic growth and are currently engaged in discussions with a couple potential candidates. Of course, there is no guarantee a transaction will be consummated. As management and large shareholders of the Company, our primary goal remains building long term shareholder value.”

About Next Inc. http://www.nextinc.net

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements.  The Company relies on this safe harbor in making such disclosures.  The statements are based on management’s current beliefs and assumptions about expectations, estimates, strategies and projections.  These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements

Contact:

     Next, Inc., Chattanooga

     Jason Assad, 423-296-8213 Ext. 113

     jassad@nxt-inc.com